25 February 2009

Cadbury Reports Record 2008 Results
Strong Growth in Sales, Margins and Earnings

2008 Highlights
•	Base business[1] revenue up 7%; strong growth across emerging markets and focus brands
o o o	Good growth across all categories; chocolate up 6%, gum up 10%, candy up 6%
 Emerging markets up 12%; five year compound average growth of 12%
Focus brands up 8%; Cadbury Dairy Milk up 11%, Trident up 11%, and Halls up 9%
•	Underlying margins up 150 bps driven by Vision into Action cost reduction initiatives
•	o o Strong financial performance o o o o	Reported margins up 180 bps to 11.9%
 Price realisation offset input cost increases

 Proforma EPS up 16%; up 30% at reported currency
 Recommended final dividend of 11.1p (2007: 10.5p); full year dividend 16.4p, up 6%
 Improved Return on Invested Capital, up 110 bps
Secure financing – average maturity of long-term debt 6 years
•	Transformation of the business into a category-led pure-play confectionery company
	o o	Demerger of Dr Pepper Snapple Group completed in May Announced a conditional agreement to sell Australia Beverages for £550m

(Except where stated all movements use constant currency – see Basis of Preparation on page 3 for impact of exchange)

Todd Stitzer, Cadbury’s CEO said: “In 2008, Cadbury completed its transformation into a pure-play confectionery company. Our strong revenue growth and significant improvement in operating margin demonstrate the relative resilience of our focused business model. Whilst we will not be immune from the continued weak economic environment, at this early stage in 2009, we expect to deliver revenue growth around the lower end of our 4-6% goal range and to make good progress toward our goal of mid-teens margins by 2011.”

		Re-presented	Reported Currency	Constant Currency
				[3]
£m	2008	2007	Growth %	Growth %
Revenue	5,384	4,699	+15	+6
Underlying Profit from Operations[2]	638	473	+35	+22
Restructuring & other non-underlying items	(250)	(195)
Profit from Operations	388	278
Underlying Profit before Tax [2]	559	430	+30	+17
Profit before Tax	400	254
Discontinued Operations	(4)	258
Underlying EPS Continuing Ops[2]	24.9p	14.7p
Reported EPS Continuing Ops	22.8p	7.0p
Reported EPS Continuing & Discontinued Ops	22.6p	19.4p
Proforma EPS – Continuing Ops[4]	29.8p	23.0p	+30	+16
Dividend per share	16.4p	15.5p	+6

Notes

1	Base business revenue is stated at constant currency and before acquisitions and disposals.

2	Cadbury plc believes that underlying profit from operations, underlying profit before tax and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measures of profit. A full reconciliation between underlying and reported measures is included in the segmental reporting and reconciliation of underlying measures note.

3	Constant currency growth excludes the impact of exchange rate movements during the period.

4	As a result of the Scheme of Arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the Group and the subsequent demerger of Americas Beverages, the shares of the Group were restructured with 100 Cadbury Schweppes shares exchanged for 64 Cadbury shares and 12 shares in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations of £403m (2007 — £309m) and assumes that the share consolidation was in place for the entire period in both 2007 and 2008 resulting in the proforma weighted average number of shares used to calculate proforma EPS of 1,347m (2007 – 1,336m).

For Further Information

Cadbury plc	+44	1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44	1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Alex Harrison
Finsbury	+44 20 7251 3801
Rollo Head

Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadbury.com at 9.00am (GMT) today. Copies of the presentation will be available on the website from 8.30am (GMT).

Teleconference Call
A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 20 7138 0819
	USA	+1 718 354 1361
Replay	UK and Europe	+44 20 7806 1970
	USA	+1 718 354 1112
Replay Access Number:		9348463#

The teleconference call will be archived on the Cadbury plc corporate website at www.cadbury.com.

Video Interview
A video interview with our CEO, Todd Stitzer is available from 7.00am (GMT) today on www.cadbury.com

High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary.

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Basis of Preparation

Following the completion of the demerger on 7 May 2008, Americas Beverages is classified as a discontinued operation in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”. The results, including prior periods, are presented within Discontinued Operations in the Income Statement. In addition, following the conditional agreement in December 2008 to sell Australia Beverages, Australia Beverages is also classified as a discontinued operation. From 2008, certain confectionery costs in respect of global supply chain, commercial and science & technology, previously included in central costs, have been allocated to the business segments with prior periods represented on a comparable basis. Ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations as, although the impact on segmental profits may vary year on year, these are expected to be incurred at similar levels each year at a consolidated level as they relate to the maintenance of an efficient business. Comments on the Group and segmental performances in the commentaries on pages 4 to 9 are made on the continuing business, excluding discontinued operations. Comments on movements in revenue, underlying profit from operations and margins are made on a constant exchange rate basis. In 2008, movements in exchange rates, primarily the Euro and US Dollar increased continuing Group Revenue by 9%, and Underlying Operating Profit by 13% and proforma Underlying EPS by 14%. The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.

2008 RESULTS OVERVIEW

CONTINUING OPERATIONS

				Business
			Acq/	Improvement
£m	2007	Base Business	Disposals	Costs	Exchange	2008
Revenue	4,699	324	(34)	—	395	5,384
- year-on-year change		+7%	-1%	—	+9%	+15%
Underlying Profit from Operations	473	109	(4)	(1)	61	638
- year-on-year change		+23%	-1%	—	+13%	+35%
Underlying Operating Margin	10.1%	+150bps			+30bps	11.9%

Cadbury performed well in 2008 with good growth in revenue and strong growth in margin driving significant increases in underlying profit and earnings per share. In addition, exchange rate movements increased revenue by 9% and underlying operating profit by 13%, adding 30 basis points (bps) to underlying operating margin.

Base business revenue growth of 7% was ahead of our 4% — 6% goal range. Overall, acquisitions net of disposals had a modest negative impact in the year. Exchange rate movements had a beneficial impact on revenue with reported revenue ahead by 15%.

Revenue momentum remained good throughout the year. Price realisation and mix benefits of around 6% complemented volume growth of 1%. Price realisation, which includes price rises, adjustments in promotional frequency and product and package resizing, has been essential to recover cost pressures throughout the year, particularly in cocoa, sweeteners and oil based materials.

In emerging markets, revenue growth was strong, up 12% for the year as a whole. Cadbury’s growth was particularly good in India (up 23%), South Africa (up 20%) and South America (up 18%). In developed markets, including the UK, US, Europe and Australia, market growth was more mixed and in most cases slowed somewhat towards the end of the year, reflecting the worsening economic climate. As a result, our growth in developed markets was 4%.

In 2008, we continued to benefit from our strong position in attractive higher growth categories and our focus on more advantaged brands, markets and customers. Growth was balanced across our three categories with chocolate revenue up 6%, gum up 10% and candy revenue up 6%.

Revenue from our focus brands, markets and customers benefited from our strengthened global category model and increased focus on fewer, bigger initiatives. Our 13 focus brands grew by 8% with our three largest brands, Cadbury Dairy Milk, Trident and Halls ahead by 11%, 11% and 9%, respectively. Cadbury Dairy Milk growth was led by a good performance in the UK as well as in emerging markets. Trident benefited from continued growth in the US, Mexico and South America. Our focus markets grew by 8% and focus customers by 8%.

Revenue growth also benefited from further investments in marketing spend which, at £584m, was £97m higher than 2007 at actual rates and £50m higher at constant exchange rates reflecting continued investment behind our brands. As a result, marketing as a percentage of sales increased to 10.8% - an increase of 40 bps at both constant and actual exchange rates.

Central costs fell by £10m to £108m as a result of initiatives implemented as part of our Vision into Action business plan. From 2008, some global supply chain, commercial and science and technology costs, previously included within central costs, are being allocated to the regions and 2007 results have been re-presented on a consistent basis.

Underlying operating margins at constant exchange rates rose by 150 bps with exchange rate movements increasing the improvement to 180 bps. The drivers of margin progress were the Vision into Action cost reduction and efficiency initiatives, combined with an improved performance from underperforming emerging markets (Russia, Nigeria and China). Although there were major fluctuations between the first and second halves of the year in input costs and the benefit from price increases, our price realisation strategy was successful overall. As a result, the margin impact of price, cost inflation and increased marketing spend was broadly neutral.

Vision into Action Update
In June 2007, we set out our Vision into Action business plan, focused on maintaining our strong revenue momentum whilst significantly improving our operating margins from around 10% to mid-teens by 2011. The plan focuses resources and projects around three key priorities; growth, efficiency and capability. In 2008, we made good progress delivering some of the early benefits of the strategy, achieving all of our 2008 performance objectives and starting to implement many of the programmes that will deliver significant returns from 2010 onwards. In addition, we announced the conditional agreement to divest Australia Beverages, which resulted in the re-presentation of our 2007 underlying operating margin from 9.8% to 10.1%, reflecting the lower margin of the non-core business.

Our Vision into Action cost reduction programme has delivered a number of benefits, primarily from reductions in expenses related to sales, general and administration (SG&A) but also from reduced supply chain costs. Key projects which benefited underlying 2008 results included:

•	Down-sizing of central functions and the relocation of Group headquarters from central London to a facility shared with the UK business, which took place at the end of June 2008;

•	Restructuring of our Americas business with the consolidation of our businesses in the US and Canada, and operations across South America into larger commercial organisations;

•	Consolidation of our distribution and warehousing structure in the UK and increased automation at our chocolate production facility in Ireland.

During 2008 we undertook a number of projects that will provide incremental benefits in 2009, 2010 and 2011. These included:

•	Reconfiguration of chocolate and candy manufacturing in Australia and New Zealand. The programme includes a major programme of plant optimisation and supply chain reorganisation, simplifying manufacturing activities and creating centres of excellence focusing on key technologies;

•	Completed the start up of a major gum factory in Poland which will enable progressive supply chain efficiencies to be realised from 2009 onwards;

•	Further consolidation of European operations, establishing a single, state-of-the-art science & technology centre of excellence in Switzerland, focusing on gum and candy;

From 2009 we have simplified our business by focusing on our seven underlying business units and removing our regional organisation layer. This structure ensures a stronger alignment of category strategies and commercial programmes across Cadbury, enabling faster decision-making and improving in-market execution. In addition, as a result of removing the regional layer, cost savings are being generated that should underpin delivery of our Vision into Action commitments in 2009, particularly given the weaker economic environment.

Our Performance Scorecard At the heart of our business plan is the financial scorecard set out below
Performance target	2008 achievement
Annual organic revenue growth of 4-6%	7% growth, above our goal range
Total confectionery share gain	40 bps improvement [1]
Mid teens operating margin by 2011	11.9% as reported, an improvement of 150 bps on a constant currency basis
Strong dividend growth	6% dividend growth, reflecting a payout ratio of 55%, above our medium-term target of 40-50%
Efficient balance sheet	Debt to EBITDA 2.1x , expected to fall to 1.7x with receipt of proceeds from Australia Beverages
Growth in return on invested capital (ROIC)	110 bps improvement in ROIC

1	Euromonitor provide global market share statistics annually for the preceding year in July. As a result, we consistently measure market share performance using the most recently available information, in this case 2007 v 2006.

2009 Outlook

Cadbury is now well positioned as a focused pure-play confectionery business. As a result of actions taken in 2008, we have a strong financial position with secure long-term financing. Implementation of our Vision into Action business plan is well underway and management are committed to delivering the full benefit of planned cost savings and efficiency improvements.

Whilst we will not be immune from the continued weak economic environment, at this early stage in 2009, we expect to deliver revenue growth around the lower end of our 4-6% goal range and to make good progress toward our goal of mid-teens margins by 2011.

Technical Guidance

We provide technical guidance to aid consistency across a range of modelling assumptions of a technical nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The Outlook for 2009 and accompanying Technical Guidance should be reviewed together with the paragraph on Forward Looking Statements, set out on page 3 of this release.

In October 2008 we announced a new Group structure of seven business units instead of four regions. The changes took effect from 1 January 2009. To aid analysis of our results a re-presentation of 2008 continuing operations results is available on line and as part of the analyst and investor results presentation of our full year results.

We continue to expect our input costs to rise between 6% and 8%, despite increased pressure from the high market price of cocoa. This expectation reflects a number of factors including movements in other commodities and input costs, such as those derived from oil, hedging positions and other considerations. We have already implemented a number of price realisation strategies which, at this early stage in the year, we expect to be successful in recovering input cost pressures.

The impact of foreign exchange translation on our net revenue and underlying operating profit is impossible to predict with certainty. However, assuming exchange rates remain unchanged for the balance of the year from those currently, exchange should increase net revenue by 9% and increase net underlying operating profit by 13%.

Restructuring costs for 2009 are expected to be around £150m (2008: £194m) of which around £120m relate to the Vision into Action programme.

The Group’s underlying interest rate in 2009 is expected to be around 6% (2008: 6.5%).

The 2009 non-cash post retirement benefit finance charge is likely to be around £6m for the year as a whole (2008: £27m credit). This principally reflects the fall in pension plan asset values as a result of the downturn in equity markets and a decrease in expected asset returns.

The Group’s underlying tax rate for 2009 is expected to be around 28% (2008: 28%).

The Group’s depreciation charge for 2009 is expected to be around £200m (2008: £192m).

Capital expenditure for 2009 is expected to be in the range £360-400m, including around £100m of Vision into Action related expenditure.

Analyst consensus estimates are collated and circulated to interested parties on a periodic basis. To be added to the circulation of estimates, please contact the Investor Relations team.

Next Events
Forthcoming Group announcements or events are:

30 April 2009	Interim Management Statement
14 May 2009	Annual General Meeting

2008 OPERATING REVIEW

CONTINUING OPERATIONS

Britain, Ireland, Middle East and Africa (BIMA)

			Acq/	Business
£m	2007	Base Business	Disposals	Improvement Costs	Exchange	2008
Revenue	1,579	102	(66)	—	30	1,645
- year-on-year change		+6.5%	-4.2%	—	+1.9%	+4.2%
Underlying Profit from Operations	153	30	(8)	(3)	1	173
- year-on-year change		+19.6%	-5.2%	-2.0%	+0.7%	+13.1%
Underlying Operating Margin	9.7%	+120bps				10.5%

In Britain, Ireland, Middle East and Africa (BIMA), base business revenue grew by 6.5% in 2008. The Monkhill disposal, completed in February 2008, reduced total revenue by 4%. Growth was driven by strong performances from the UK business, particularly in the second half of the year, and sustained growth in key emerging markets. Base business underlying operating profit and margin progression of 120 bps was driven by SG&A savings and logistics efficiencies arising from the implementation of our Vision into Action plans which focused on operational performance in both the UK and South Africa.

Within BIMA, the UK business grew revenue by 5%, led by strong growth in Cadbury Dairy Milk, including new variants and formats, and the successful launches of Creme Egg Twisted and Wispa. Wispa, in particular, delivered over £25m of revenue since September 2008, a record for a new product launch. After a strong performance in 2007, led by product innovation and promotional activity, our gum share remained satisfactory at around 10%. In candy, revenue was boosted by recovery from the Sheffield flood which adversely impacted the business in the second half of 2007. Growth was also helped by the successful introduction of The Natural Confectionery Co. into UK grocery channels. Overall, Cadbury ended the year with UK confectionery market share up 50 bps, reflecting gains in chocolate and candy more than offsetting a small decline in gum share, and Ireland confectionery market share up 20 bps.

Our emerging markets business in BIMA grew revenue by 14%, driven by strong performance across all categories. This was partially offset by revenue and volume declines in Egypt due to portfolio rationalisation and pricing actions which significantly improved operating performance in the business. South Africa delivered excellent results with a strong confectionery market share gain of 290 bps in the year, principally driven by chocolate, driving revenue up over 20%. Nigeria was a good contributor to margin expansion, delivering a modest trading profit this year, after several years of significant underperformance.

Europe

			Acq/	Business
£m	2007	Base Business	Disposals	Improvement Costs	Exchange	2008
Revenue	879	33	45	—	140	1,097
- year-on-year change		+3.8%	+5.1%	—	+15.9%	+24.8%
Underlying Profit from Operations	82	12	3	(2)	20	115
- year-on-year change		+14.6%	+3.7%	-2.4%	+24.3%	+40.2%
Underlying Operating Margin	9.3%	+100bps				10.5%

In Europe, revenue was up 4%, reflecting good growth in gum and candy, offset by chocolate where there was some volume weakness in France, Poland and Russia. All countries grew with the exception of France, where revenue was unchanged. Second half revenue growth was stronger, reflecting the benefit of price increases and a more positive performance in Turkey. The steady performance overall was achieved despite market conditions weakening during the second half of the year. Base business margins were up 100 bps over the year as a whole, reflecting an improved performance as the business improved mix and tightened cost control.

Gum performed well across the region, delivering good revenue growth and gaining market share in all areas of operation except Russia, Spain and Turkey. In Europe, we launched our longer-lasting taste technology across three of our focus brands. This multi-country roll-out was the region’s most successful brand launch to date. In Turkey, the integration of Intergum and Kent sales channels was successfully completed in the first half of the year, benefiting year-on-year performance in the last six months. Candy performed well despite a major SKU reduction in Halls, which limited revenue growth but helped improve operating margin through simplification. Revenue from chocolate declined, reflecting strong competitive pressures in France, Poland and Russia which impacted volumes as the business looked to increase prices.

In Russia, our route-to-market changes were less successful than expected, necessitating further changes towards the end of the year. Across Europe, progress implementing key elements of our Vision into Action business plan proceeded well, reflecting good project management of several major investments. These included the head office consolidation, gum supply chain reconfiguration, and working with the Britain & Ireland team to implement a pan-European manufacturing strategy for chocolate.

Americas

			Acq/	Business
£m	2007	Base Business	Disposals	Improvement Costs	Exchange	2008
Revenue	1,372	135	(16)	—	140	1,631
- year-on-year change		+9.8%	-1.2%	—	+10.2%	+18.9%
Underlying Profit from Operations	234	51	—	2	28	315
- year-on-year change		+21.8%	—	+0.9%	+12.0%	+34.6%
Underlying Operating Margin	17.1%	+180bps				19.3%

Our business in the Americas delivered another year of strong overall performance, underpinned by continued strong growth for gum, good growth for candy and a robust performance from chocolate following the launch of Green & Black’s in the US. Both North and South America delivered strong growth in revenue, underlying operating profit and underlying operating margin. Underlying market conditions remained generally good, with the US and Canada showing somewhat weaker demand for confectionery in the second half. Our Vision into Action SG&A projects and the simplification of our South American activities into a single business unit contributed strongly to the 180 bps improvement in base business underlying operating margin. In addition, increased productivity in the supply chain benefited margins.

Across the region, gum delivered double-digit revenue growth, with continued growth in Stride and Trident, partially offset by some modest declines for Dentyne. Strong candy growth was driven by Halls, particularly in South America and the US, and by exceptional growth from Sour Patch Kids and Swedish Fish.

In the US, after a very strong first half, demand for gum slowed towards the end of the year, reflecting the weaker economic environment. Despite a significant increase in activity by a major competitor, Cadbury maintained a strong market share, ending the year unchanged, having made gains in the first five months. During the second half, growth in candy was strong, reflecting an excellent performance from all major products. In Canada, overall revenue declined somewhat as growth in candy partly offset declines in chocolate and gum. Operating margins in the US and Canada grew as the benefit from both SG&A savings and distribution and warehousing efficiencies, more than offset increased marketing.

In emerging markets revenue grew 13%, led by strong demand for our core brands and effective price realisation. Innovation contributed to consistent market share gains across the region. In Brazil Trident and Halls were successfully re-launched, including a new creamy fruit range of flavours which expanded the consumer base and increased the frequency of consumption. In addition, new flavours, packaging and advertising campaigns were used to strengthen the market positions of Chiclets, Trident and Halls across the region, having particularly strong results in Argentina, Brazil, Venezuela and Mexico, where the business also grew due to strong demand for Trident Splash.

Asia Pacific

			Acq/	Business
£m	2007	Base Business	Disposals	Improvement Costs	Exchange	2008
Revenue	860	54	3	—	85	1,002
- year-on-year change		+6.3%	+0.3%	—	+9.9%	+16.5%
Underlying Profit from Operations	122	2	1	6	12	143
- year-on-year change		+1.6%	+0.8%	+4.9%	+9.9%	+17.2%
Underlying Operating Margin	14.2%	-60bps				14.3%

In Asia Pacific, revenue grew 6%, driven by strong growth in emerging markets. All business units grew revenue, with the exception of China following a product recall in October, and New Zealand, reflecting the withdrawal from the low-margin cocoa preparation market. Overall, chocolate was the key growth category. Margin improvements in emerging markets and Japan helped the region maintain a good margin, at 14.3%.

In Australia and New Zealand, whilst revenue grew overall, increased competition and the impact of weakening economic conditions limited opportunities to grow market share and recover the full impact of input cost increases. Our business in Japan gained share in 2008 and grew revenue despite softening market conditions.

During the year, our team in Australia started work on the separation of the confectionery and beverages businesses, including separating the combined sales teams and back office functions. In addition, work started on the major Vision into Action project to reconfigure the Australian and New Zealand chocolate and candy supply chains.

In emerging markets, India continued to show strong growth throughout the year. Combined with strong growth in consumer demand, our business continued to gain market share in both chocolate and bubblegum, helped by the launch of Bournville Fine Dark Chocolate, growth from Bubbaloo and stronger distribution. Our businesses in South East Asia delivered double digit growth across all categories, despite Thailand suffering from political instability. In China, after a strong start to the year, a product recall in October impacted sales and delayed new product launches planned for the important winter season.

DISCONTINUED OPERATIONS

The divestment of Cadbury’s beverages activities is now largely complete. On 7 May, the demerger of Americas Beverages (now Dr Pepper Snapple Group) was completed and on 24 December we announced a conditional agreement to sell our Australia Beverages business to Asahi for £550m. As a result of these changes, Cadbury will be a focused pure-play confectionery business, with strong brands and leading businesses in Chocolate, Gum and Candy.

We expect the Australia Beverages disposal to close by 30 April 2009, subject to satisfying certain conditions, set out in our announcement on 24 December 2008. The sale is expected to give rise to proceeds in 2009 of around £475m, which will be used to reduce Cadbury’s net debt.

2008 FINANCIAL REVIEW

			Reported	Constant Currency
			Currency
(£m)	2008	2007	Growth %	Growth %
	—	Re-presented[1]	—	—
Revenue	5,384	4,699	+15	+6
Underlying Profit from Operations	638	473	+35	+22
Restructuring & other non-underlying items
- Restructuring costs	(194)	(165)
- Amortisation and impairment of acquisition intangibles	(4)	(18)
- Non-trading items	1	2
- IAS 39 adjustment	(53)	(14)

Profit from Operations	388	278
Share of results in associates	10	8
Underlying Net Financing	(89)	(51)
Net Financing	2	(32)
Underlying Profit before Taxation	559	430	+30	+17
Profit before Taxation	400	254
Underlying Taxation	(156)	(121)
Taxation	(30)	(105)
Underlying profit for the period – continuing operations	403	309	+30	+17
Profit for the period – continuing operations	370	149
Discontinued Operations
- Americas Beverages	(60)	241
- Australia Beverages	56	17
Profit for the Period	366	407
EPS — Continuing Operations
- Underlying	24.9p	14.7p
- Reported	22.8p	7.0p
EPS — Continuing & Discontinued
- Underlying	30.1p	30.2p
- Reported	22.6p	19.4p
EPS — Pro-forma[2]	29.8p	23.0p	+30	+16
Full Year Dividend (Interim and Proposed)	16.4p	15.5p
Free Cash Inflow[3]	124	527
Net Debt[4]	1.9bn	3.2bn

1	Following the completion of the demerger on 7 May 2008, Americas Beverages is classified as a discontinued operation in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” and the results, including prior periods, together with an allocation of interest relating to the debt demerged, are presented within Discontinued Operations at the bottom of the Income Statement. In addition, as a result of the agreement to sell Australia Beverages in December 2008, this business is also classified as a discontinued operation.

2	As a result of the scheme of arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the group and the subsequent demerger of Americas Beverages, the shares of the Group were restructured with 100 Cadbury Schweppes shares being replaced with 64 Cadbury shares and 12 shares in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations and assumes that the share restructure was in place for the entire period in both 2007 and 2008.

3	Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and capital investment. See note 15.

4	Net Debt is defined as total borrowings after offsetting cash and cash equivalents and short term investments. See note 13.

Revenue at £5.4bn was 15% higher than last year at actual exchange rates. On a base business basis (excluding the impact of acquisitions, disposals and exchange rates), revenue grew by 7%.

Underlying profit from continuing operations at £638m (2007: £473m) was up 35%, or 22% at constant exchange rates, with underlying operating margin increasing by 180 bps to 11.9% or 150 bps at constant exchange rates. This was primarily as a result of the continued successful implementation of our confectionery cost reduction programme, with the net benefit of pricing, input cost inflation and one-off items being broadly neutral.

The charge in respect of business restructuring costs reported outside underlying operating profit was £194m (2007 charge: £165m). Included in this amount are costs relating to the separation of Americas Beverages and the creation of a stand-alone confectionery company (£16m) and restructuring charges relating to the Vision into Action business plan (£142m). As previously announced, the decision to reduce contract manufacturing volumes with Gumlink, a third party supplier, will result in penalties and gave rise to a further restructuring charge of £27m, higher than previously expected, as a result of movements in exchange rates and increased charges as a result of accelerating the transfer of production to our own facilities. A further £9m of costs were incurred as we continued to integrate our 2007 acquisitions.

Amortisation and impairment of acquisition intangibles, charged against profit from operations, was £4m (2007 charge: £18m).

The gain on non-trading items of £1m (2007 gain: £2m) relates primarily to the gain on disposal of surplus properties and gains on the sale of investments offset by a loss on the disposal of our Monkhill business during the first half of the year.

Fair value accounting under IAS 39 contributed a charge of £53m (2007 charge: £14m) to our reported profit from operations due to the difference between market commodity prices and spot exchange rates compared to the hedge rates applied to the underlying results.

Profit from operations was up 40% at £388m (2007 profit: £278m). The Group’s share of result in associates (net of interest and tax) was £10m, £2m more than 2007.

Underlying net financing charge for the continuing Group, after reflecting a non-cash post retirement benefit credit of £27m (2007: £30m), at £89m was £38m higher than the prior year. Finance costs, excluding the post-retirement credit, increased from £81m to £116m, led by increased interest rates, an increase in average net debt (adjusted for Americas Beverages) and exchange rate movements. The average net interest rate was 6.5% (2007: 5.6%). As indicated previously, an allocation of interest relating to the debt demerged with Americas Beverages has been included within discontinued operations.

Reported net finance income was £2m (2007 charge: £32m), with a non-underlying gain of £94m reflecting the impact of the IAS 39 financing adjustment, including a gain on marking our commodity derivatives to market prices at 31 December 2008 and a gain on swapping fixed to floating rate debt instruments.

Underlying profit before tax was up 30% to £559m as a result of the improved underlying operating performance. Profit before tax was up by 57% on a reported basis to £400m mainly reflecting improved underlying operating performance, the beneficial impact of movements in exchange rates and net IAS 39 adjustments, less increased restructuring.

The underlying tax rate in 2008 was unchanged at 28% (2007: 28%). As a result of certain reorganisations relating to the continuing Group carried out in preparation for the demerger of Americas Beverages and other non-underlying items, the Group has recognised a net non-underlying tax credit of £126m.

In total, non-underlying items contributed a loss of £33m to the profit for the period from continuing operations of £370m.

Discontinued operations relate to the pre-demerger results of Americas Beverages (now Dr Pepper Snapple Group), the transaction costs incurred as a result of the separation and the discontinued results of the Australia Beverages business, the conditional sale of which was announced on 24 December 2008. For the period through to demerger on 7 May, Americas Beverages reported an underlying net profit after tax of £64m and a non-underlying charge of £124m, including associated tax, principally related to the demerger. Australia Beverages generated a £20m net underlying profit in the year and we have recognised a non-underlying credit of £36m, principally relating to the tax impact of the disposal. A full income statement, including comparatives, for the discontinued businesses is included in note 9.

Earnings per share
Continuing operations underlying earnings per share were up 69% to 24.9p, principally as a result of the improved base business performance, the change in share structure following the demerger of Americas Beverages and exchange rates.

Total Group, in other words continuing & discontinued, reported earnings per share were 22.6p, up 3.2p or 16% on 2007 as a result of the significantly lower net profit on discontinued operations compared to 2007, which partially offset the stronger underlying performance and the change in share structure.

On a proforma basis, that is after taking into consideration the impact of the capital restructuring as a result of the demerger of Americas Beverages and re-presenting comparatives on a consistent basis, underlying proforma earnings per share for the continuing group increased by 30% from 23.0p to 29.8p with the increase driven by the growth in base business (4.6p) and exchange rates (3.1p) partially offset by acquisitions and disposals (-0.7p) and an increase in the proforma number of shares (-0.2p).

Dividends
The Board is recommending a total dividend for the year of 16.4p, made up of the interim dividend of 5.3p (2007: 5.0p) and a final dividend of 11.1p (2007: 10.5p). The full year dividend represents an increase of 6% over 2007, equivalent to a payout ratio of around 55%, and is in line with our previously stated intention of proposing a dividend payout ratio for 2008, ahead of the stated long-term target of between 40% and 50% of underlying earnings. If approved, the final dividend will be paid on 22 May 2009 to Ordinary Shareholders on the Register at the close of business on 24 April 2009. The final dividend will be paid on 22 May 2009 to ADR holders on the ADR Register on 24 April 2009.

Holders of Cadbury plc ordinary shares may reinvest their dividends in Cadbury plc shares by participating in the Dividend Reinvestment Plan (“DRIP”). Any new elections, or amendments to existing elections, must be received by the Registrar by 30 April 2009. Full terms and conditions of the plan are available from the Registrar.

Cash Flow
Free cash inflow in 2008 was £124m compared with a £527m inflow in 2007, reflecting 8 more months in 2007 of free cash flow generation from Americas Beverages, a £130m increase in net capital expenditure including investment in our new gum factory in Poland, and a £13m increase in restructuring spend. Net capital expenditure for the ongoing confectionery business was £410m, which included around £90m related to our Vision into Action business plan.

Net Debt
Net debt decreased from £3.2bn at the end of 2007 to £1.9bn at the end of 2008 reflecting the demerger of debt with Americas Beverages partially offset by the settlement of transaction related costs, the payment of dividends and exchange rates. In July 2008 the Group issued a 10-year £350m sterling bond with a coupon of 7.25%.

The Group has a strong programme of debt funding which, after redemption of a €600m Euro bond in June 2009, will total around £1.1bn, running through to 2018, with an average maturity of 6 years. The Group’s liquidity position is strong with a further £1.3bn of undrawn facilities at the current date, including the £1bn revolving credit facility which expires in March 2010. The conditional Australia Beverages disposal is expected, on completion, to generate net proceeds of around £475m, at which time £300m of the undrawn facilities expire. It is the board’s intention, in conjunction with various other refinancing options, to refinance well in advance of the maturity of the £1.0bn revolving credit facility.